EXHIBIT 8.2

314.444.7600 (direct)		600 Washington Avenue
312.241.6056 (fax)		Suite 2500
www.lewisrice.com	Attorneys at Law	St. Louis, Missouri 63101

December 8, 2016

Board of Directors
JEFFERSON COUNTY BANCSHARES, INC.
680 South Mill Street
Festus, MO 63028

Dear Ladies and Gentlemen:

Pursuant to the Agreement and Plan of Merger dated as of October 10, 2016 (the “Merger Agreement”) among Enterprise Financial Services Corp, a Delaware corporation (“Enterprise”), Enterprise Bank & Trust, a Missouri state-chartered trust company with banking powers and a wholly-owned subsidiary of Enterprise (“Enterprise Bank”), Jefferson County Bancshares, Inc., a Missouri corporation (“JCB”), and Eagle Bank and Trust Company of Missouri, a Missouri state-chartered trust company with banking powers and wholly-owned subsidiary of Company (“JCB Bank”), JCB is to merge with and into Enterprise with Enterprise surviving (the “Merger”). Capitalized terms not otherwise defined in this opinion have the meanings ascribed to such terms in the Merger Agreement. Immediately following the Merger, or as promptly as practicable thereafter, JCB Bank will be merged with and into Enterprise Bank upon the terms and with the effect set forth in the Plan of Bank Merger (the “Bank Merger”). This opinion does not address the U.S. federal income tax consequences of the Bank Merger, but we have taken the Bank Merger into account in rendering our opinions with respect to the U.S. federal income tax consequences of the Merger set forth below and affirm that consummation of the Bank Merger would not alter such opinions.

We have acted as special counsel to JCB in connection with the Merger. We are providing our opinion regarding certain material United States federal income tax consequences of the Merger pursuant to Section 6.01(e) of the Merger Agreement. For the purpose of rendering our opinion, we have examined and are relying (without any independent investigation or review thereof), with your permission, upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):

1.	The Merger Agreement;

2.
The registration statement of Enterprise on Form S-4, filed on December 8, 2016, with the Securities and Exchange Commission with respect to the Enterprise Common Stock to be issued to the common stockholders of JCB in connection with the Merger (the “Registration Statement”), and the proxy statement/prospectus of JCB and Enterprise, respectively, included in the Registration Statement (the “Proxy Statement/ Prospectus”);

3.	The representations made to us by Enterprise in its letter to us dated December 8, 2016;

4.	The representations made to us by JCB in its letter to us dated December 8, 2016; and

5.
Such instruments and documents related to the formation, organization and operation of Enterprise and JCB and to the consummation of the Merger as we have deemed necessary or appropriate for purposes of our opinion.

For purposes of this opinion, we have assumed, with your permission and without independent investigation, (i) that the Merger will be consummated in the manner contemplated by the Proxy Statement/Prospectus and in accordance with the provisions of the Merger Agreement without the waiver of any material conditions to any party’s obligation to effect the Merger or the waiver of any conditions to any party’s obligation to effect the Merger that could adversely affect the qualification of the Merger as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) that original documents (including signatures) are authentic, (iii) that documents submitted to us as copies conform to the original documents, (iv) that there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (v) the accuracy of the statements and representations contained in the

Documents at all times up to and including the date of the Merger (and to the extent any such statement or representation is limited to the knowledge of a person or is based on the belief of such person, the statement or representation is accurate without regard to such qualification), (vi) that covenants and warranties set forth in the Documents will be complied with, and (vii) that the Merger will be effective under applicable state law.

Subject to the foregoing and any other assumptions, limitations and qualifications specified herein, (i) it is our opinion that for United States federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and JCB and Enterprise will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (ii) the discussion and legal conclusions contained in the Proxy Statement/Prospectus under the caption “Material United States Federal Income Tax Considerations,” subject to the limitations, qualifications and assumptions described therein, constitute and specifically represent our opinion regarding all of the United States federal income tax consequences that are material to a JCB stockholder who holds shares of JCB common stock as a capital asset.

The foregoing opinion is limited to the United States federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any state, locality or foreign country.

This opinion is rendered as of the date hereof and we undertake no obligation to update, supplement, modify or revise the opinion expressed herein after the date of this letter to reflect any facts or circumstances which may hereafter come to our attention or which may result from any changes in laws or regulations which may hereafter occur.

Our opinion expressed herein is based upon the Code, the Treasury regulations promulgated thereunder, published positions of the Internal Revenue Service and other applicable authorities, administrative pronouncements and judicial authority, all as in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect. No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion. If any of the facts and assumptions pertinent to the United States federal income tax treatment of the Merger specified herein or any of the statements, covenants, representations or warranties contained in the Documents are, or later become, inaccurate, such inaccuracy may adversely affect the conclusions expressed in this opinion.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the caption “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.” In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,
/s/ Lewis Rice LLC
Lewis Rice LLC
MTD/SAY/LJE

1Immediately following the Merger, or as promptly as practicable thereafter, JCB Bank will be merged with and into Enterprise Bank upon the terms and with the effect set forth in the Plan of Bank Merger (the “Bank Merger”). This opinion does not address the U.S. federal income tax consequences of the Bank Merger, but we have taken the Bank Merger into account in rendering our opinions with respect to the U.S. federal income tax consequences of the Merger set forth below and affirm that consummation of the Bank Merger would not alter such opinions.